SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

1 Yahadut Canada Street, Or Yehuda 6037501, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Israeli Private Placement of Additional Secured, Non-Convertible Debentures

On August 22, 2022, Formula Systems (1985) Ltd. (“Formula” or the “Company”) reported to the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) that it has entered into agreements with qualified investors in Israel for the private placement (the “Private Placement”) to those investors of an additional aggregate of 200 million New Israeli Shekels (“NIS”) principal amount of the Company’s non-convertible, secured Series C Debentures (the “Series C Debentures”), at a price of NIS 975 for each NIS 1,000 principal amount. The total aggregate gross proceeds to be received by the Company from the investors will be NIS 195 million. After the completion of the Private Placement, the Series C Debentures will amount to a total of NIS 574,224,719.

The additional debentures will be sold by means of an increase in the outstanding principal amount of Series C Debentures, which series was initially offered publicly on March 28, 2019, under a shelf offering report pursuant to Formula’s Israeli shelf prospectus, dated March 25, 2019 (the “Shelf Offering Report”) and by virtue of the Deed of Trust signed on March 28, 2019, between the Company and Resnik Paz Nevo Trusts Ltd.

The terms of the Series C Debentures to be sold in the Private Placement will be identical in all respects to those of the Series C Debentures sold pursuant to Formula’s March 2019 public offering under the Shelf Offering Report and will comprise, as of their listing date and in all respects, along with the Series C Debentures sold in the Shelf Offering, the entirety of the Series C Debentures. The terms of Formula’s Series C Debentures were previously described in the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission on April 1, 2019. The content of that Form 6-K is incorporated by reference herein:

https://www.sec.gov/Archives/edgar/data/1045986/000104598619000006/f6kreportingresultsofmarch20.htm

The Series C Debentures are secured by a lien as specified in section 5 of the Deed of Trust. The calculation of the collateral value required for the increase of the Series C Debentures as stated in this report will be done in accordance with the provisions of sections 5.3 and 5.5 of the Deed of Trust.

The bonds will be subject, after their allocation, to restrictions on resale in accordance with the provisions of Section 15C of the Securities Law, 1968-5728 and the provisions of the Securities Regulations (details regarding Sections 15A to 15C of the Law), 5760-2000.

The consummation of the Private Placement is subject to the approval of the listing of the Series C Debentures on the TASE.

The Series C Debentures which were issued for the first time according to the Shelf Offering Report and the additional Series C Debentures which were issued as part of a private placement report dated April 8, 2021, were issued without a discount. The adjusted value of the Series C Debentures as of the date of this immediate report is NIS 100.513 per NIS 100 of Series C Debentures. The Series C Debentures issued as part of this Private Placement are issued at a price lower than their adjusted value as stated and therefore, at a discount. The Company will apply to the Israel Tax Authority to obtain its approval for the method of calculating the weighted discount for the bonds and will report the weighted discount rate and the discount rate in the current extension, in an immediate report supplementing this report.

The Private Placement of additional Series C Debentures was not made to U.S. persons and has been made in an “overseas directed offering” in Israel pursuant to the exemption from registration under Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Rating of Debentures

On August 22, 2022, Formula publicized a rating report published by Standard & Poor’s, Maalot Ltd. (“S&P”), with respect to Formula and its two outstanding series of debentures.  In this report, S&P, which had previously rated the Company and its two series of debentures, assigned a rating of ilAA- for both series of debentures and a rating of ilAA-/stable for the Company

Important Note re: Debenture Offering and Related Disclosures

This Form 6-K is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from the registration requirements thereunder. Any offering of Series A Debentures pursuant to the Private Placement will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Rule 902(k) under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: August 22, 2022	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Office